Exhibit 21.1

PRINCIPAL SUBSIDIARIES OF

H.J. HEINZ HOLDING CORPORATION, AS OF APRIL 10, 2015

Subsidiary	Jurisdiction of Incorporation/Organization
Heinz Italia S.p.A.	Italy
Heinz Wattie’s Limited	New Zealand
H.J. Heinz Company Australia Limited	Australia
H.J. Heinz Company of Canada Ltd.	Canada
H.J. Heinz Company, L.P.	Delaware
H.J. Heinz Company Limited	United Kingdom
H.J. Heinz Finance Company	Delaware
Heinz Foreign Investment Company	Idaho
P.T. Heinz ABC Indonesia	Indonesia
Sharpsburg Holdings Limited	Gibraltar
Heinz European Holding B.V.	Netherlands
Heinz Brasil S.A.	Brazil
Foodstar Holdings Pte Ltd.	Singapore
Heinz Management LLC	Delaware
H.J. Heinz Supply Chain Europe B.V.	Netherlands
Highview Atlantic Finance Company	Cayman Islands